U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 22, 2022

VIA EDGAR TRANSMISSION

Mr. John K. Kernan and Mr. Jeremy Esperon
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Total Fund Solution (the “Trust”)
Registration Statement on Form N-14 (File No. 333-263749)
Investment Company Act Registration No: 811-23724
Cromwell Tran Sustainable Focus Fund (S000075258)

Dear Messrs. Kernan and Esperon,

The purpose of this letter is to respond to verbal comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) on April 5, 2022 and April 14, 2022. The Staff’s comments were provided regarding a Form N-14 filed on March 21, 2022. The Form N-14 was filed under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of reorganizing the Tran Capital Focused Fund, series number S000019329 (the “Target Fund”) a series of FundVantage Trust into the Cromwell Tran Sustainable Focus Fund (the “Acquiring Fund”), a series of Total Fund Solution. The Staff’s comments are summarized in bold font below followed by the Trust’s respective responses.

Staff Accounting Comments

Comment 1: Under Rule 488, the requirements for a Form N-14 filing require that the filing be materially complete, and due to the omissions in the Capitalization Table, the Staff deems the filing to be incomplete. Accordingly, please file a delaying amendment to the Form N-14.

Response: The Trust responds by confirming that it has filed a delaying amendment to the Form N-14 (see SEC Accession No. 0000894189-22-002483) on April 5, 2022.

Comment 2: Upon completing the data in the Capitalization Table, please file an amended Form N-14.

Response: The Trust responds by confirming that it will file an amendment to Form N-14 that properly has the data in the Capitalization Table as of an appropriate date as shown below:

The capitalization of the Target Fund as of October 31, 2021, and the Acquiring Fund’s pro forma combined capitalization as of that date, after giving effect to the Reorganization, are as follows:

(unaudited)	Target Fund Class A Shares	Pro Forma adjustments	Acquiring Fund Investor Class Shares (pro forma)
Net Assets	$33,412,047	$0	$33,412,047
Shares Outstanding	3,235,598	0	3,235,598
Net Asset Value per Share	$10.33	$0	$10.33

(unaudited)	Target Fund Class I Shares	Pro Forma adjustments	Acquiring Fund Institutional Class Shares (pro forma)
Net Assets	$32,943,494	$0	$32,943,494
Shares Outstanding	2,965,058	0	2,965,058
Net Asset Value per Share	$11.11	$0	$11.11

Comment 3: In the Question and Answer section, please revise the response to the question “Will the Reorganization affect the fees and expenses I pay as a shareholder of the Target Fund?” so that it includes a statement about the sub-adviser (and not just the Adviser) being able to recoup the fee reductions and/or expense payments made in the prior 36 months. Please also see the language in footnote 5 in the comparison of the funds fee table for reference. Otherwise, confirm supplementally that the sub-adviser has no right of recapture.

Response: The Trust responds by clarifying supplementally that the Expense Limitation Agreement currently in effect between Tran Capital Management, L.P. (“TCM”), the current investment adviser of the Target Fund who will become the sub-adviser of the Acquiring Fund, and FundVantage Trust on behalf of the Target Fund, does not contemplate TCM being able to recoup any expenses paid. Accordingly, this statement was intentionally not included in the Q&A and Fee Table disclosure.

Comment 4: Include the Target Fund’s unaudited financials for the six-month period ended October 31, 2021.

Response: The Trust has added the unaudited financials as requested.

Staff Disclosure Comments

Comment 5: The Acquiring Fund’s name includes the word “sustainable.” The Staff believes this word suggests that the Acquiring Fund invests in environmentally-driven securities or issuers with strong ESG characteristics. Accordingly, the Fund should adopt an 80% Name’s Rule policy that reflects the inclusion of the word “sustainable” in its name.

Response: The Trust responds by adding an 80% Name’s Rule policy to the Acquiring Fund’s investment strategy as follows:

Under normal conditions, the Sub-Adviser seeks to achieve the Fund’s investment objective by investing at least 80% of the value of its net assets (plus any borrowings for investment purposes) in equity securities of companies that satisfy the Fund’s Environmental, Social and Governance (“ESG”) criteria.

Comment 6: In the President’s Letter, please review the fourth bullet point to indicate the shareholder meeting will be in-person and not telephonic.

Response: The Trust responds by making the requested revision.

Comment 7: In the fourth paragraph of the response to Question 8 of the Q&A section, please disclose that once the waiver has expired, the Fund’s operating expenses may go up.

Response: The Trust responds by adding the statement as suggested and shown below:

TCM has contractually agreed to reduce its investment advisory fee and/or reimburse certain expenses of the Fund to the extent necessary to ensure that the Fund’s total operating expenses (excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the FundVantage Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses” and brokerage commissions) do not exceed 0.85% (on an annual basis) of the Fund’s average daily net assets (the “Expense Limitation”). The Expense Limitation shall remain in effect until August 31, 2022, unless the Board of Trustees of FundVantage Trust approves its earlier termination. Once the Expense Limitation expires, the Fund’s expenses may increase.

Comment 8: In “Overview of the Proposed Reorganization,” please note in the first paragraph that the Board found that there would be no dilution as reflected in the Agreement and Plan of Reorganization.

Response: The Trust responds by adding the statement as suggested:

Based upon the recommendation of TCM, the Board’s evaluation of the terms of the Plan, and other relevant information presented to the Board in advance of and at the meeting, and in light of its fiduciary duties under federal and state law, the Board, including all of the Trustees who are not “interested persons” of FundVantage Trust under the 1940 Act, determined that the Reorganization is (1) in the best interests of the Target Fund and its shareholders and (2) that participation in the Reorganization will not dilute the interests of the existing shareholders of the Target Fund.

Comment 9: In “Overview of the Proposed Reorganization,” please revise the reference to “materially identical” in response to Comment 5 above.

Response: The Trust responds by revising the phrase to say that the principal investment strategies are “substantially similar.”

Comment 10: In “Overview of the Proposed Reorganization,” please revise the last paragraph to address Items 3(b)(2) and 3(b)(3) of Form N-14 (i.e., comparison of distribution, purchase and redemption procedures for the two funds).

Response: The Trust responds by adding a new paragraph to the Overview of the Proposed Reorganization, as follows:

The Target Fund offers its shares through Class A and Class I shares, while the Acquiring Fund offers its shares through Investor and Institutional Classes. Unlike Class A shares, Investor Class shares do not have a front-end sales load. The minimum investment amount for the Acquiring Fund’s Investor Class shares ($2,000) is lower than the minimum investment amount for the Target Fund’s Class A shares ($5,000). The minimum investment amount for each Fund’s Institutional Class shares and Class I shares, respectively, is the same ($100,000). Shares of each Fund may be purchased and redeemed in similar manners, directly or through your financial intermediary. Neither Fund offers the ability to exchange into any other Fund.

Comment 11: In “Summary Comparison of the Funds,” please make the second sentence of “Fees and Expenses” appear in bold font.

Response: The Trust responds by making the requested revision.

Comment 12: Page 3 of the Form N-14, the last sentence of the first paragraph states “Expenses for the Acquiring Fund are pro forma operating expenses of the Acquiring Fund for the same period, assuming the Reorganization had occurred prior to the start of the period.” Please clarify this sentence to note that the pro-forma fees are based on the Target Fund’s expenses for the prior period after giving effect to the Reorganization and includes restatements to reflect current fees.

Response: The Trust responds by revising the referenced disclosure to read as follows:

Expenses for the Acquiring Fund are pro forma operating expenses based on the Target Fund for the same period, assuming the Reorganization had occurred prior to the start of the period and includes restatements to reflect current fees.

Comment 13: In “Summary Comparison of the Funds,” please disclose in the Example the expiration date of the Operating Expense Limitation Agreement.

Response: The Trust responds by making the requested revision as follows:

The Example takes into account the Expense Cap for the Target Fund which is only reflected through August 31, 2022 and June 27, 2024 for the Acquiring Fund.

Comment 14: Under the section entitled “Board Considerations,” please ensure that any adverse factors considered by the Board are disclosed.

Response: The Trust has confirmed with FundVantage Trust that it believes the “Board Considerations” discussion, as written, appropriately describes the factors that the Board weighed.

Comment 15: Under the section entitled “Board Considerations,” please add a statement to the last paragraph indicating the Board’s recommendation that shareholders vote “FOR” the proposal.

Response: The Trust responds by adding the statement as suggested:

The Board recommends that the shareholders of the Target Fund vote “FOR” the approval of the Plan relating to the Reorganization of the Target Fund.

Comment 16: Under “Key Information About the Proposed Reorganization,” please state within the third paragraph of the sub-section, “The Plan,” that receipt of the tax opinion is a non-waivable condition of the Reorganization.

Response: The Trust responds by adding the statement as suggested. (See underscored addition below.)

The Reorganization is subject to a number of conditions, including the approval of the Plan by the shareholders of the Target Fund and the receipt of a legal opinion from Stradley, Ronon, Stevens & Young LLP, counsel to TFS, with respect to certain tax matters (see “Federal Income Tax Consequences of the Reorganization,” below), which receipt is a non-waivable condition of the Reorganization. Assuming satisfaction of the conditions in the Plan, the Closing Date of the Reorganization is expected to be on or about June 24, 2022, or another date agreed to by FundVantage Trust and TFS. The Plan may be amended or terminated and the Reorganization abandoned at any time by mutual consent of FundVantage Trust, on behalf of the Target Fund, and TFS, on behalf of the Acquiring Fund.

Comment 17: Under the section entitled, “Effect of Abstentions and Broker “Non-Votes,” please delete “and broker non-votes” as they should not be counted toward a quorum.

Response: The Trust responds by removing the reference broker non-votes from the sentence as requested.

Comment 18: Supplementally confirm that the final Agreement and Plan of Reorganization will be filed within a reasonable amount of time after it has been finalized.

Response: The Trust responds by supplementally confirming that it will file a final version of the Agreement and Plan of Reorganization as an exhibit to the registration statement.

Comment 19: In the SAI, please update the “Control Persons and Principal Shareholders” section within 30 days of the filing.

Response: The Trust responds by confirming that the Control Persons and Principal Shareholders section has been updated with information obtained as of a date within 30 days of the filing.

Comment 20: Fund Exhibits should be listed in the Part C as well as in the Exhibit Index.

Response: The Trust responds by reformatting the display of the Exhibit list and Exhibit Index in Part C as requested.

* * * * *

If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363 or elaine.richards@usbank.com.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Total Fund Solution